Exhibit 99.1

Century 21 China Real Estate Reports First Quarter 2012 Unaudited Financial Results

Quarterly Net Loss Attributable to IFM Investments Limited

Declined 41.8% Sequentially and 46.4% Year-Over-Year

BEIJING, China, May 17, 2012 - IFM Investments Limited (NYSE: CTC) (“Century 21 China Real Estate” or the “Company”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced its unaudited financial results for the first quarter ended March 31, 2012.

First Quarter 2012 Highlights(1)

•       Consolidated net revenue in the first quarter of 2012 was RMB130.5 million (US$20.7 million), a decrease of 8.3% from the fourth quarter of 2011, and a decrease of 5.0% from the first quarter of 2011.

•       Revenue from company-owned brokerage services in the first quarter of 2012 was RMB115.1 million (US$18.3 million), a decrease of 2.1% from the fourth quarter of 2011, and a decrease of 3.6% from the first quarter of 2011.

•       Net loss attributable to IFM Investments Limited in the first quarter of 2012 was RMB45.9 million (US$7.3 million), a decrease of 41.8% from the fourth quarter of 2011, and a decrease of 46.4% from the first quarter of 2011.

•       Non-GAAP(2) net loss attributable to IFM Investments Limited in the first quarter of 2012 was RMB45.5 million (US$7.2 million), a decrease in net loss of 38.0% from the fourth quarter of 2011, and a decrease in net loss of 46.1% from the first quarter of 2011.

“We recorded a much improved bottom line performance in the first quarter, driven by topline growth above the high end of our guidance and the continued effectiveness of our prudent cost management strategy,” said Mr. Donald Zhang, chairman and chief executive officer of Century 21 China Real Estate. “Revenue growth toward the end of the quarter was buoyed by a rebound in secondary property market transaction volumes in March, following the expected seasonal decline around the Chinese New Year in late January. Reflecting the strong underlying demand for housing, more prospective buyers are choosing to re-enter the property market, and since March we have seen more stable trends in existing home prices and transaction volumes. This has enabled us to achieve a relatively healthy financial performance despite a slowdown in activity in the primary market in the first quarter, as developers chose to hold stock rather than cut prices.”

Mr. Harry Lu, vice chairman and president, added: “While we have seen an encouraging improvement in transaction volumes in the secondary market, we do not foresee any change in

(1)  This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ as of and for the quarter ended March 31, 2012, were made at a rate of RMB6.2975 to US$1.00 which is the noon buying rate on March 30, 2012 in New York for cable transfers in RMB as certified in the H.10 weekly statistical release of the Federal Reserve Board. The Company’s functional and reporting currency is the RMB.

(2) Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures is included in the accompanying “Non-GAAP Financial Measures” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations” in the condensed financial information included with this press release.

policy restrictions in the near term, which should continue to temper market growth. Nevertheless, we believe that the breadth and scale of our current store network is well suited to the current market environment, and our focus now is on optimizing performance across the network. To that end, in the first quarter, we began to roll out a new proprietary software platform, SIS Plus that will further centralize and integrate our listings management, customer relationship management and employee management functions. This will be an important tool as we look to maximize efficiency and take advantage of our market leadership in key neighborhoods.”

Recent Business Highlights

•                  The Company changed the ratio of its American depositary shares (“ADSs”) to Class A ordinary shares (“Shares”) from 1:15 to 1:45, effective on April 16, 2012 (“Ratio Change”). Pursuant to the Ratio Change, the record holders of the Company’s ADSs as of the effective date received one (1) new ADS, each representing forty-five (45) Shares, in exchange for every three (3) ADSs held by them. No new Shares were issued in connection with the Ratio Change. All ADSs and per ADS amounts presented in this press release have been restated on a retrospective basis to reflect the effect of the Ratio Change.

•                  As announced in November 2011, the Company has signed a non-binding term sheet with E-House (China) Holdings Limited (“E-House”) regarding a potential strategic investment. Although this term sheet has expired as of the date of this release, the Company will continue its discussion with E-House regarding potential strategic and/or cooperative opportunities in the future.

First Quarter 2012 Results

The Company’s total consolidated net revenue in the first quarter of 2012 was RMB130.5 million (US$20.7 million), a decrease of 8.3% from RMB142.3 million in the fourth quarter of 2011, and a decrease of 5.0% from RMB137.3 million in the first quarter of 2011. The sequential decrease was primarily due to lower revenue from primary and commercial services in the first quarter of 2012 as a result of the seasonal decline around the Chinese New Year. The year-over-year decrease was mainly due to the continuing nationwide slowdown in transaction volumes in the secondary property market in the first quarter of 2012.

Revenue from company-owned brokerage services in the first quarter of 2012 was RMB115.1 million (US$18.3 million), representing 88.2% of total net revenue, a decrease of 2.1% from RMB117.6 million in the fourth quarter of 2011, and a decrease of 3.6% from RMB119.4 million in the first quarter of 2011. The sequential decrease was primarily due to lower primary transaction volumes. The year-over-year decrease was mainly due to a decrease in sales and purchase transaction volumes in the first quarter of 2012 as a result of the continuing declining overall secondary homes transaction volumes in Beijing, Shanghai and Shenzhen.

Revenue from primary and commercial services in the first quarter of 2012 was RMB8.9 million (US$1.4 million), representing 6.8% of total net revenue, a decrease of 40.3% from RMB14.9 million in the fourth quarter of 2011, and an increase of 27.1% from RMB7.0 million in the first quarter of 2011. The sequential decrease reflects the decrease in the number of new homes sold in the first quarter of 2012 compared to the fourth quarter of 2011. The year-over-year increase was mainly due to an increase in transaction volumes in the primary real estate agency services as a result of the acquisition of SG International Investments Limited on June 14, 2011.

Revenue from mortgage management services in the first quarter of 2012 was RMB4.1 million (US$0.7 million), representing 3.1% of total net revenue, a decrease of 29.3% from RMB5.8 million in the fourth quarter of 2011, and a decrease of 36.9% from RMB6.5 million in the first quarter of 2011. The sequential decrease was primarily due to a decrease in mortgage credit loans provided by the company, and the year-over-year decrease was due to a decline in traditional home mortgage loans referred by the Company in the first quarter of 2012.

Revenue from franchise services in the first quarter of 2012 was RMB2.4 million (US$0.4 million), representing 1.8% of total net revenue, a decrease of 41.5% from RMB4.1 million in the fourth quarter of 2011, and a decrease of 42.9% from RMB4.2 million in the first quarter of 2011. This was primarily due to a decrease in royalty revenues paid by some regional sub-franchisors in the first quarter of 2012 due to their poor performance as a result of the continuing nationwide slowdown in the property market.

Commissions and other agent-related costs in the first quarter of 2012 were RMB88.4 million (US$14.0 million), representing 67.7% of total net revenue, a decrease of 11.2% from RMB99.5 million in the fourth quarter of 2011, and a decrease of 11.8% from RMB100.2 million in the first quarter of 2011.The sequential decrease in commissions and other agent-related costs was mostly attributable to a RMB11.9 million reduction in fixed salary expenses for sales staff due to a reduction in the number of sales offices and sales staff.

Operating costs in the first quarter of 2012 were RMB49.6 million (US$7.9 million), representing 38.0% of total net revenue, a decrease of 27.2% from RMB68.1 million in the fourth quarter of 2011, and a decrease of 28.8% from RMB69.7 million in the first quarter of 2011. Operating costs in the first quarter of 2012 include store closure-related costs of approximately RMB4.6 million (US$0.7 million). The decline in operating costs was mainly due to a reduction in the number of sales offices in operation.

Selling, general and administrative expenses in the first quarter of 2012 were RMB41.7 million (US$6.6 million), representing 32.0% of total net revenue, a decrease of 22.3% from RMB53.7 million in the fourth quarter of 2011, and a decrease of 24.0% from RMB54.9 million in the first quarter of 2011. The sequential decrease was mainly due to less non-sales payroll expenses and less marketing expenses incurred in the first quarter of 2012, as well as higher bad debt expenses recognized in the fourth quarter of 2011. The year-over-year decrease was mainly due to a reduction in marketing expenses as marketing activities declined due to a decrease in the number of company-owned sales offices.

Loss from operations in the first quarter of 2012 was RMB49.2 million (US$7.8 million), decreased by 41.4% and 43.8% from a loss from operations of RMB84.0 million in the fourth quarter of 2011, and a loss from operations of RMB87.5 million in the first quarter of 2011, respectively. Non-GAAP loss from operations in the first quarter of 2012 was RMB48.8 million (US$7.7 million), also declined significantly from a non-GAAP loss from operations of RMB78.6 million in the fourth quarter of 2011, and a non-GAAP loss from operations of RMB86.2 million in the first quarter of 2011.

Net loss attributable to IFM Investments Limited in the first quarter of 2012 was RMB45.9 million (US$7.3 million), decreased by 41.8% and 46.4% from a net loss of RMB78.8 million attributable to IFM Investments Limited in the fourth quarter of 2011, and a net loss attributable to IFM Investments Limited of RMB85.7 million in the first quarter of 2011, respectively. Non-GAAP net loss attributable to IFM Investments Limited in the first quarter of 2012 was RMB45.5 million (US$7.2 million), also declined significantly from a non-GAAP net loss attributable to IFM Investments Limited of RMB73.4 million in the fourth quarter of 2011, and a non-GAAP net loss attributable to IFM Investments Limited of RMB84.4 million in the first quarter of 2011.

Basic and diluted net loss per ADS in the first quarter of 2012 were RMB3.09 (US$0.49). Non-GAAP basic and diluted net loss per ADS in the first quarter of 2012 were RMB3.06 (US$0.49). Each of the Company’s ADSs represents 45 Shares.

Net cash used in operating activities in the first quarter of 2012 was RMB50.1 million (US$8.0 million), mainly due to operating losses. Cash used in investing activities in the first quarter of 2012 was RMB7.0 million (US$1.1 million), mainly comprised of the net effect of provision and repayment of consumer loans of RMB3.5 million (US$0.6 million) and the purchase of property, plant and equipment of RMB3.6 million (US$0.6 million).

During the first quarter of 2012, the Company’s CENTURY 21® China Real Estate network covered 29 major cities with an average of 1,082 sales offices, including an average of 340 company-owned sales offices in operation and 22 temporarily closed company-owned sales offices. As of March 31, 2012, the Company’s CENTURY 21® China Real Estate network employed more than 13,100 sales professionals and maintained more than 7.5 million property listings.

Business Outlook

The Company currently estimates that its total net revenue for the second quarter of 2012 will be in the range of RMB158 million to RMB168 million. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Century 21 China Real Estate’s management will host an earnings conference call today, May 17, 2012 at 8 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S. Toll / International:	+1-718-354-1231
United States Toll Free:	+1-866-519-4004
Hong Kong:	+852-2475-0994

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Century 21 China Real Estate Earnings Call.”

A live and archived webcast of the conference call will be available until May 24, 2012 at http://ir.century21cn.com.

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 45 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC.” For more information about CTC, please visit http://www.century21cn.com/english.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, the risks outlined in the company’s Annual Report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted income (loss) from operations, adjusted net income (loss) attributable to IFM Investments Limited and adjusted earnings per ADS, each of which is adjusted to exclude share-based compensation, impairment of goodwill and fair value change in contingent consideration. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the condensed financial information included with this press release. One limitation of using non-GAAP financial measures as described above is that these expense charges have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

In China:

Lulu Li

Vice President

IFM Investments Limited

Phone: +86-10-6561-7188

E-mail: ir@century21cn.com

Josh Gartner

Brunswick Group

Phone: +86-10-5960-8600

Email: ctc@brunswickgroup.com

In the United States:

Cindy Zheng

Brunswick Group

Phone: +1-212-333-3810

Email: ctc@brunswickgroup.com

IFM Investments Limited

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	December 31,	March 31,	March 31,
	2011	2012	2012
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	235,450	172,238	27,350
Restricted cash	10,997	17,064	2,710
Accounts receivable, net	97,090	122,051	19,381
Amounts due from related parties	71	91	14
Loans receivable	37,511	40,383	6,413
Prepaid expenses and other current assets	37,369	42,787	6,794
Total current assets	418,488	394,614	62,662
Non-current assets:
Investment in associates	10,595	10,945	1,738
Property and equipment, net	62,513	53,754	8,536
Intangible assets, net	95,827	94,433	14,995
Goodwill	114,698	114,698	18,213
Other non-current assets	22,941	21,671	3,441
Total assets	725,062	690,115	109,585
LIABILITIES, REDEEMABLE NON-CONTROLLING INTREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	11,220	8,366	1,328
Accrued expenses and other current liabilities	150,502	165,978	26,357
Amounts due to related parties	266	266	42
Deferred revenue	7,773	8,116	1,289
Total current liabilities	169,761	182,726	29,016
Long-term deposits payable	12,180	11,487	1,824
Contingent consideration payable	44,227	44,227	7,023
Deferred tax liabilities	17,543	17,320	2,750
Total liabilities	243,711	255,760	40,613
Redeemable non-controlling interest	66,181	65,568	10,412
Shareholders’ equity:
Class A ordinary shares (US$0.001 par value, 3,133,000 and 3,133,000 shares authorized as of December 31, 2011 and March 31, 2012, respectively; 667,672 and 667,672 shares issued and outstanding as of December 31, 2011 and March 31, 2012, respectively)	4,939	4,939	784
Class B ordinary shares (US$0.001 par value, 100,000 shares authorized, Nil shares issued and outstanding as of December 31, 2011 and March 31, 2012)	—	—	—
Additional paid-in capital	1,033,892	1,034,287	164,238
Statutory reserves	5,595	5,595	888
Accumulated deficit	(638,380)	(684,236)	(108,652)
Total IFM Investments Limited shareholders’ equity	406,046	360,585	57,258
Non-controlling interest	9,124	8,202	1,302
Total shareholders’ equity	415,170	368,787	58,560
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	725,062	690,115	109,585

IFM Investments Limited

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share and per ADS data)

	For the Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2011	2011	2012	2012
	RMB	RMB	RMB	US$

Net revenue	137,337	142,294	130,525	20,726
Costs and expenses:
Commissions and other agent-related costs	(100,227)	(99,487)	(88,395)	(14,037)
Operating costs	(69,746)	(68,142)	(49,632)	(7,881)
Selling, general and administrative expenses	(54,855)	(53,747)	(41,687)	(6,620)
Goodwill impairment losses	—	(30,614)	—	—
Net change in fair value of contingent consideration	—	25,716	—	—
Total costs and expenses	(224,828)	(226,274)	(179,714)	(28,538)
Loss from operations	(87,491)	(83,980)	(49,189)	(7,812)
Interest income	2,017	375	351	56
Other income	2,041	—	928	147
Foreign currency exchange loss	(1,756)	(397)	(27)	(4)
Loss before income tax and share of associates’ income	(85,189)	(84,002)	(47,937)	(7,613)
Income tax	(1,243)	2,995	197	31
Share of associates’ income	377	926	350	56
Net loss	(86,055)	(80,081)	(47,390)	(7,526)
Net loss attributable to non-controlling interest	401	1,305	1,534	244
Net loss attributable to IFM Investments Limited	(85,654)	(78,776)	(45,856)	(7,282)

Net loss attributable to ordinary shareholders	(85,654)	(78,776)	(45,856)	(7,282)

Net loss per share, basic	(0.13)	(0.12)	(0.07)	(0.01)
Net loss per share, diluted	(0.13)	(0.12)	(0.07)	(0.01)

Net loss per ADS, basic	(5.75)	(5.31)	(3.09)	(0.49)
Net loss per ADS, diluted	(5.75)	(5.31)	(3.09)	(0.49)

Number of shares used in calculating net loss per share, basic	670,207	667,672	667,672	667,672
Number of shares used in calculating net loss per share, diluted	670,207	667,672	667,672	667,672

Number of ADSs used in calculating net loss per ADS, basic	14,893	14,837	14,837	14,837
Number of ADSs used in calculating net loss per ADS, diluted	14,893	14,837	14,837	14,837

IFM Investments Limited

Reconciliations to Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per ADS data)

	For the Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2011	2011	2012	2012
	RMB	RMB	RMB	US$
GAAP loss from operations	(87,491)	(83,980)	(49,189)	(7,812)
Plus:
Share-based compensation	1,299	458	395	63
Goodwill impairment losses	—	30,614	—	—
Fair value change in contingent consideration	—	(25,716)	—	—
Non-GAAP loss from operations	(86,192)	(78,624)	(48,794)	(7,749)

GAAP net loss attributable to IFM Investments Limited	(85,654)	(78,776)	(45,856)	(7,282)
Plus:
Share-based compensation	1,299	458	395	63
Goodwill impairment losses	—	30,614	—	—
Fair value change in contingent consideration	—	(25,716)	—	—
Non-GAAP net loss attributable to IFM Investments Limited	(84,355)	(73,420)	(45,461)	(7,219)

GAAP net loss attributable to ordinary shareholders	(85,654)	(78,776)	(45,856)	(7,282)
Plus:
Share-based compensation	1,299	458	395	63
Goodwill impairment losses	—	30,614	—	—
Fair value change in contingent consideration	—	(25,716)	—	—
Non-GAAP net loss attributable to ordinary shareholders	(84,355)	(73,420)	(45,461)	(7,219)

GAAP net loss per ADS, basic	(5.75)	(5.31)	(3.09)	(0.49)
GAAP net loss per ADS, diluted	(5.75)	(5.31)	(3.09)	(0.49)

Non-GAAP net loss per ADS, basic	(5.66)	(4.95)	(3.06)	(0.49)
Non-GAAP net loss per ADS, diluted	(5.66)	(4.95)	(3.06)	(0.49)

Number of ADSs used in calculating GAAP / non-GAAP net loss per ADS, basic	14,893	14,837	14,837	14,837
Number of ADSs used in calculating GAAP / non-GAAP net loss per ADS, diluted	14,893	14,837	14,837	14,837